Translation into English	Exhibit 3.94

3.94 Global Crossing Servicios S. de R.L. de C.V. - Bylaws

THE CONTRACT OF THIS COMMERCIAL COMPANY by which “GLOBAL CROSSING SERVICIOS” a LIMITED LIABILITY COMPANY OF VARIABLE CAPITAL is organized, the parties to this contract “PAN AMERICAN CROSSING UK, LTD” represented by ANDRES ACEDO MORENO, who also appears for his own right, in accordance with the following by-laws and the authorization of the Secretary of Foreign Affairs, number zero nine zero two three five three four, record number nine nine zero nine zero two three zero two five, folio twenty three thousand, seven hundred and twenty four, dated July seventh, 1999, attached hereto as appendix “B”.

BY-LAWS

ONE. NAME. The name of the company is “GLOBAL CROSSING SERVICIOS” to which must always be added the phrase “SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE” [type of limited liability company of variable capital] or its abbreviation in Spanish “S DE R.L. DE C.V.”

TWO. PURPOSE. The purpose of this company is the following:

I.	To provide any type of service related to managing, technical assistance, research, handling, human resources, supervision, counseling, publicity, commercial development, monitoring, sales, organization and other related issues for any type of company.

II.	To enter into agency, distribution, maintenance, lease, sales and association contracts, for any type of business activity without limitation, with technology and knowledge of their own or by means of franchise contracts and independently or jointly with other investors.

III.	To enter into sales, lease, trust or any other contract related to ownership or possession of real property necessary to fulfill the preceding purposes, subject to applicable law.

IV.	To establish or manage offices, branches, sales offices, stores, facilities and workshops and to perform any activity necessary to fulfill the purpose of the company.

V.	To issue, subscribe, indorse or pledge any type of credit instrument and debts taken by the company or third parties, and to enter into any type of credit transaction.

VI.	To use and register trademarks, trade names, patents, certificates of invention and other intellectual property rights, on its own name or for third parties.

VII.	To acquire, dispose of and/or sale any type of shares or any other interests on other companies, enterprises, associations, limited liability companies and businesses.

VIII.	To enter into any type of contract or legal act, of civil, administrative, labor or commercial nature, related to the stated purposes.

THREE. DOMICILE. The company shall be located in the Federal District of Mexico; however, the company may establish offices or branches inside or outside the Mexican Republic and set domiciles for contractual purposes.

FOUR. DURATION. The duration of this company shall be of ninety nine years as from the date of its organization. The company shall be terminated for any of the causes set forth in Article twenty three of these by-laws.

FIVE. NATIONALITY. The company is Mexican. “Any foreign person who acquires an interest in the act of organization or at any time thereafter in the company is formally required to be considered, for that fact, as a Mexican person before the Secretary of Foreign Affairs, with respect to said interest and the assets, rights, concessions, shares or interests pertaining to the company or the rights and duties deriving from the contracts entered into by the company with Mexican authorities and shall not to invoke, for that purpose, the protection of its government, under penalty of losing its interests in the Company in benefit of the Mexican Republic.

SIX. STOCK CAPITAL. The stock capital shall be variable. The minimum fixed capital shall be of THREE THOUSAND MEXICAN PESOS, and the maximum capital shall be not limited. The minimum fixed capital shall not be withdrawn.

SEVEN. COMPANY SHARES. Every Shareholder shall have only one share in the Company, unless said share required to be divided into two or more company shares because they represent different corporate interests. All company shares in which the capital stock is divided shall give their holder the same rights and duties in a pro rata basis and shall give each holder a vote for every TEN MEXICAN PESOS of their share.

The shares may be represented by instruments that shall only have evidentiary value and shall be signed by two members of the Board of Directors.

The company shall have a Register of Shareholders in which the name and domicile of all Shareholders shall be registered along with their shares.

EIGHT. ADDITIONAL CONTRIBUTIONS. When a Shareholder makes a new contribution to the stock capital of the company or acquires, in accordance with these by-laws, in whole or in part the shares of another shareholder, its capital stock shall be increased in the respective amount.

NINE. ASSIGNMENT OF SHARES. The shares shall be assigned with the written express consent of the Shareholders that hold the majority of stock capital. Any assignment made in violation of the stated hereinabove shall be null and void.

TEN. INCREASE AND DECRESE OF STOCK CAPITAL. Any increase or decrease of the minimum fixed capital or in the variable portion shall be authorized in Special Meeting of Shareholders. Any increase or decrease of the variable share shall not require to be registered in the Public Registry of Commerce or to modify these by-laws. Any increase or decrease of stock capital shall be registered in the Book of Capital Variations kept by the Company.

The fixed minimum capital and the variable share of capital may be increased by means of new contributions made by the Shareholders or by admission of new Shareholders. Shareholders shall have preemptive rights to proportionally subscribe any capital increase authorized and said right shall be exercised within a fifteen-day period as from the date of the Shareholders’ Meeting for those shareholders that were present in person or by proxy; and for the absentees, as from the date of written notice sent to their registered domiciles in the Register of Shareholders, with respect to the decision reached at the Shareholders’ Meeting.

ELEVEN. SHAREHOLDERS’ MEETING. The Shareholders’ Meeting called and held as established in these by-laws and in accordance with applicable law shall be the supreme organ of the Company and represents all the Shareholders. The Meetings shall be held at the domicile of the company and shall be previously called as stated in these by-laws. The decisions and resolutions adopted therein shall be binding upon all Shareholders, including those who were absent or the dissident shareholders, subject to the rights granted by law.

A Shareholders’ Meeting shall be held at least once a year within a four month period after the closing of each fiscal year and the following issues shall be part of the agenda:

I.	The discussion, passing or modification of the financial statements corresponding to the previous fiscal year.

II.	The determination of the distribution of profits.

III.	Appointment and removal of the members of the Board of Directors.

IV.	Appointment, if required, of a Shareholder’s representative council.

TWELVE. SPECIAL SHAREHOLDERS’ MEETINGS. The Special Meetings shall be held to treat the issues stated in article sixty eight of the Mexican General Law for Commercial Companies and one or several issues listed herein below:

I.	To fix and determine the nature and amount of additional and supplementary capital contributions, in accordance with any provision of any written individual resolution adopted by the Shareholders.

II.	To decide about the classification and depreciation of the company shares.

III.	To modify these by-laws.

IV.	To decide any increase or decrease of stock capital.

THIRTEEN. QUORUM. The Meetings shall be presided by the President of the Board of Directors or, if absent, by the person appointed by the Shareholders at the beginning of the Meeting, the Secretary shall be appointed by the members of the Meeting. In order to duly convene the General Meeting of Shareholders, the presence of the Shareholders representing, at least, the fifty per cent of stock capital shall be required. If said quorum should not be reached in the first call, the call shall be published again in the same manner, and the Meeting shall be considered validly conformed with the Shareholders present at the Meeting.

In order for the Special Meeting of Shareholders to be considered valid, the presence of the Shareholders representing, at least, seventy five per cent of the stock capital shall be required. If said quorum should not be reached in the first call, the call shall be published again in the same manner and the Meeting shall be considered validly conformed with the presence of the Shareholders representing, at least, the fifty per cent of stock capital.

Notwithstanding the foregoing, the decisions may be adopted outside the Meeting by phone, mail or by any other electronic means and shall be considered valid if they are confirmed in writing by all the members of the Board of Directors.

FOURTEEN. VOTING QUORUM. In the first call the Meeting may reach decisions by the affirmative vote of the shareholders representing fifty per cent of stock capital. The decisions adopted in second or subsequent calls shall have the affirmative vote of the majority of the Shareholders present. Notwithstanding the foregoing, the decisions related to a change in the purpose of the company or the modification of the rules used to determine the increase of the obligations of the Shareholders shall be adopted by unanimous vote.

FIFTEEN. MEETING NOTICE. The Shareholders’ Meetings may be called by the President, the Shareholder’s representative or by the Shareholders representing more than the third part of stock capital. The notice shall contain the agenda and clearly state the issues to be treated and shall be delivered to each Shareholder, either personally or by certified mail with acknowledgement of receipt, to the address registered in the Register of Shareholders, at least eight days prior to the date of the Meeting.

Shareholders may waive notice and said notice shall not be necessary if at the moment of voting a particular issue all Shareholders are present or represented by proxy.

SIXTEEN. ADMINISTRATION. The company shall be administrated by a Board of Directors formed by at least two members appointed by the Shareholders in the Meeting. Directors may or may not be shareholders. Moreover, Shareholders may appoint two substitute members for the Board of Directors.

To the maximum extent permitted by Mexican law, the company may compensate any Director or Official, current or past, of the company and may, at the Shareholders’ discretion, compensate any employee or agent, current or past, of the company for any expenses, lawsuit expenses, fines or amounts effectively and reasonably paid or incurred to solve any action, claim or potential, pending or concluded procedures initiated by the Company or any procedure in which the Company may have any interest or in which he may be a party due to his current or past position in the Company or for the fact that he may have been acting as director, official, shareholder, employee or agent, at the company’s request, in another company, association, co-investment, trust or any other enterprise.

Any expenses in which a Director or Official of the company may incur in order to appear, participate or defend himself in any of these actions, claims or procedures, shall be reimbursed in reasonable intervals in advance to the final decision of said action, claim or procedure. Before payment the Director or Official must sign and deliver a commitment stating that he will reimburse payment if determined that he had no right to receive payment from the company, in accordance with the terms authorized in this article. If any claim under this article should not be paid in full by the company in ninety days after written request has been delivered to the Company, claimant may, at any time, file a complaint against the company to recover the unpaid amount and, if the claimant succeeds he will also be paid for the expenses incurred due to this claim. Had claimant not behaved according to the standards set by Mexican or other applicable law, the fact that the company paid the claimed amount shall constitute a defense in any of the actions filed (actions different from those filed in order to recover the expenses incurred for the defense of any procedure in advance to the final decision in cases in which the commitment required, if any, had been offered to the company); however, the burden of the proof shall be on the company. Neither the omission by the company (including its Shareholders or independent legal counselors) to determine, prior to the commencement of said action, that payment to the claimant is appropriate given the fact that he has behaved in proper manner, in accordance with Mexican or any other applicable law, nor the determination by the company (including its Shareholders or independent legal counselors) that claimant has not behaved properly shall constitute a defense if claimant is presumed to have not behaved properly.

The Board of Directors shall have full capacity to administer and manage the business of the company; such capacity is stated in the general power of attorney for claims and money collection, acts of administration, acts of ownership, granted without limitation, under the three first paragraphs of article two thousand, five hundred and fifty four of the Federal District Civil Code and its correlatives of the different civil codes in force in other Mexican states, including all faculties, general or special, that may require a special power of attorney or clause, unless the Shareholders’ Meeting limit these powers.

Notwithstanding the foregoing, the Board of Directors shall have the following powers:

I.	To represent the company before any type of person or authority, whether criminal, civil, federal, national, judicial, military, administrative or labor entities, decentralized organizations or with state participation, with the broadest powers.

II.	To appoint legal agents to act in claims and money collection, to perform acts of administration and acts of ownership in accordance with article two thousand, five hundred and fifty four of the Federal District Civil Code, and to substitute its power, with or without reserve to exercise such power and to revoke the powers they grant or substitute (in accordance with article forty two of the Mexican General Law for Commercial Companies).

III.	To issue and subscribe any type of credit instruments, in accordance with article nine of the Mexican General Law of Credit Instruments and Operations, to carry out credit operations and exchange acts, related to the purpose of the company.

IV.	To enter into contracts related to their administration.

V.	To give advice to Shareholders on the appointment or removal of the Officials of the company, on the powers, duties, benefits and the salary of said Officials.

SEVENTEEN. BOARD OF DIRECTORS. The Directors shall be in office for one year and they may be reelected and shall remain in office until their substitutes are appointed in the Shareholders’ Meeting. A Director may be removed from office with or without cause, at any time, by decision taken in the Shareholders’ Meeting.

The Directors shall meet periodically if they are called by the President or any of the two Directors by written notice to their domiciles, including the corresponding agenda. Notices shall be delivered at least five days prior to the meeting. The meetings shall be valid when at least two members or their respective substitutes are present.

EIGHTEEN. DECISIONS. The decisions of the Board shall be valid, on the first or subsequent call, with the majority vote of the directors or their substitutes.

The decisions adopted by the Directors outside the Board, either by phone, mail or any electronic means shall be valid if they are subsequently confirmed in writing by the Directors to the President.

NINETEEN. SHAREHOLDERS’ REPRESENTATIVE. The company shall be supervised by one or more persons (called Representatives) that may or may not be Shareholders, according to the decision at the Shareholders’ Meeting.

Representatives shall be in office for one year and may be reelected; in any case, they will remain in office until their substitutes are elected at the Shareholders’ Meeting.

TWENTY. REPRESENTATIVES’ POWERS. Representatives shall have the following powers:

I.	To participate in the preparation and revision of annual financial statements.

II.	To incorporate the issues they deem necessary in the agenda of the Shareholders’ Meeting.

III.	To call General and Special Meetings instead of the Board of Directors or at any time they deem it necessary.

IV.	To attend, without right to vote, to General and Special Meetings.

V.	To watch, without limitation and at any time, the performance of the Company.

TWENTY ONE. FINANCIAL STATEMENTS. The fiscal year shall commence on January 1st and finish on December 31st every year. Financial statements shall be prepared at the end of every fiscal year and shall be submitted to the Shareholders’ Meeting for its approval, in accordance with Article Eleven of theses by-laws.

TWENTY TWO. DISTRIBUTION OF PROFITS. After paying income tax and the employees’ interests in profits, annual net profits shall be applied by the Shareholders’ Meeting as follows:

a)	Five per cent shall be used to create or increase the legal reserve up to, at least, twenty per cent of stock capital; and,

b)	The remaining profits shall be distributed as determined in the Shareholders’ Meeting. At the Shareholders’ Meeting it may be decided to distribute profits at any time, provided always that the financial statements in which said profits are showed had been previously approved at a Shareholders’ Meeting, in accordance with the Mexican General Law for Commercial Companies.

TWENTY THREE. DISSOLUTION AND LIQUIDATION. The Company shall be dissolved for any of the following causes:

I.	Impossible purpose or consummation of purpose.

II.	By decision of Shareholders at Shareholders’ Meeting.

III.	If the number of shareholders exceeds fifty or only one person is the owner of the whole shares.

IV.	That the losses exceed in two thirds the stock capital.

V.	Death, interdiction, bankruptcy, retirement, resignation, or expulsion of any of the Shareholders.

TWENTY FOUR. LIQUIDATION. After dissolution of the company, it will be liquidated and one or more liquidators shall be appointed in Shareholders’ Meeting. At the meeting it shall be determined the term in which liquidation shall be made and the liquidators’ compensation.

TWENTY FIVE. DUTIES OF THE LIQUIDATORS. Liquidators shall liquidate the company based on what is established at the Shareholders’ Meeting. If the meeting does not set any guidelines liquidators shall proceed as follows:

a)	They shall conclude any pending company operation in the manner they deem fit.

b)	They shall collect monies owed to the company.

c)	They shall sell the assets of the company.

d)	They shall pay all debts.

e)	They shall prepare the balance sheet and upon approval at the Shareholders’ Meeting, they shall distribute the remaining assets among the Shareholders.

TWENTY SIX. POWERS OF LIQUIDATORS. During liquidation, liquidators may call for Shareholders’ Meetings and the Shareholders shall meet and give the liquidators the powers a Director would have under the terms of these by-laws.

TWENTY SEVEN. LIMITED LIABILITY. Shareholders shall not be personally liable for the obligations of the company and shall only be liable up to the amount of their share in the company.

ARTICLE TWENTY EIGHT. ADMINISTRATORS AND OFFICIALS’ LIMITED LIABILITY.

A.	For the purpose of this clause, Official or Officials means the members of the Board of Directors and the Secretary, who is not a member of the Board, the Company’s agents and any other person with express power to bind the Company.

B.	The Officials shall not be liable to the Company for the following acts: (a) acts or omissions made in good faith when they perform their duties provided always these acts or omissions do not violate what is provided for in these by-laws or applicable law and that do not constitute an act of reckless negligence, bad faith or embezzlement; (b) acts or omissions based on the opinion or advice of legal or accounting counselors hired by the Company, or (c) acts or omissions performed by any agent, contractor or counselor hired with due diligence by any Official.

C.	Indemnification. If any of the Company’s Officials is a party or could be a party to an action, claim or procedure, whether civil, criminal, administrative or an investigation (hereinafter a “procedure”) due to the fact that he or his principal is or has been a Company’s Official, he shall be indemnified and kept aside, up to the extent the Company is permitted, unless forbidden by Mexican law currently in force or in force at the time of the procedure (if any amendments were passed, these shall only apply if they allowed the Company to grant broader indemnification rights than the prior legislation) for any expenses, debts and losses (including attorney’s fees reasonably incurred in for the purpose of said procedure) and said indemnification shall be made in favor of its executor, heirs or administrator. Except for what is stated in point B of this clause, the Company shall indemnify said person in relation to the procedure initiated by him if said procedure was previously authorized by the Board of Directors. Indemnification rights granted by this clause must be considered as a contractual right and, subject to points D and G of this clause, said right must include the right that the company pay in advance for any expenses incurred in during said procedure, without regard of the final resolution.

D.	Indemnification procedure. Any indemnification under point C of this Clause must be made promptly and within 90 (ninety) days as from the final decision is issued. Failure to behave correctly, in accordance with applicable law, on the part of claimant shall constitute a defense for the Company in case of indemnification claim.

E.	Non limitation clause. Indemnification rights and advanced payment of expenses incurred during the defense procedure, prior to the final decision under the terms of this clause shall not exclude or limit the rights that any person may have or acquire in the future by virtue of any legal disposition, incorporation clause or by-laws, agreement, vote of Shareholders, Administrators or impartial Officials or any other person.

F.	Insurance. The Company may have insurance by its own account or in favor of any Official of the Company for any liability charged and that it may have incurred, without regard to the power of the Company to indemnify said person for any liability under this clause.

G.	Expenses. The expenses incurred by any person described in point C of this clause by reason of its defense in a procedure, may be paid by the Company prior to the final decision under those terms and conditions (if applicable) as the uninterested members of the Board of Directors deem it fit. The Company shall have the right to (i) select attorneys and other competent counselors, (ii) in any claim and (iii) to fulfill any request of the Official to keep him informed on the matter. The Official shall fully cooperate with the company during the claim.